UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 27, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

T2 Biosystems, Inc.

File No. 001-36571 - CF#34886

_____

    T2 Biosystems, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 15, 2017.

    Based on representations by T2 Biosystems, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.28	through November 1, 2021
Exhibit 10.29	through December 30, 2022

    For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary